Exhibit 99.1

Alberta Star Development Corp.
(An Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
28 February 2011

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of Alberta Star Development Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited interim financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on information currently available.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Alberta Star Development Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

		As at
	As at	30 November
	28 February	2010
	2011	(Audited)
	$	$

Assets

Current
Cash and cash equivalents (Note 13)	8,717,027	9,456,219
Amounts receivable (Note 4)	218,672	247,030
Prepaid expenses	5,748	36,139

	8,941,447	9,739,388

Property, plant and equipment (Note 5)	4,160,774	3,866,517

	13,102,221	13,605,905

Liabilities

Current
Accounts payable and accrued liabilities (Notes 8 and 9)	1,674,412	1,713,640

Asset retirement obligations (Note 6)	358,763	352,780

	2,033,175	2,066,420

Shareholders’ equity
Share capital (Note 10)
Authorized
Unlimited number of preferred shares
Unlimited number of voting common shares
Issued and outstanding
2011 – 21,403,979 common shares
2010 – 21,403,979 common shares	37,397,902	37,397,902
Contributed surplus (Note 10)	13,572,142	13,231,208
Warrants (Note 10)	-	131,064
Deficit, accumulated during the exploration stage	(39,900,998)	(39,220,689)

	11,069,046	11,539,485

	13,102,221	13,605,905

Nature and Continuance of Operations (Note 1), Commitments and Other Obligations (Note 12) and Subsequent Events (Note 16)

On behalf of the Board:

“Tim Coupland”	Director	“ Robert Hall”	Director
Tim Coupland		Robert Hall

The accompanying notes are an integral part of these financial statements.
(1)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

	For the three	For the three
	month period	month period
	ended	ended
	28 February	28 February
	2011	2010
	$	$

Petroleum revenue	516,359	-

Production costs
Accretion (Note 6)	5,983	-
Petroleum depletion, depreciation and amortization (Note 5)	226,336	-
Petroleum production and transportation	209,849	-
Petroleum royalties	84,221	-

Net petroleum income (loss)	(10,030)	-

Expenses
Mineral properties (Schedule 1)	5,424	37,192
General and administrative (Schedule 2)	598,470	622,234

Net loss before other items and income taxes	(613,924)	(659,426)

Other items
Interest income	16,095	20,685
Foreign exchange loss	(82,480)	-

Net loss and comprehensive loss for the period	(680,309)	(638,741)

Deficit, accumulated during the exploration stage, beginning of period	(39,220,689)	(37,214,031)

Deficit, accumulated during the exploration stage, end of period	(39,900,998)	(37,852,772)

Basic and diluted loss per share	(0.032)	(0.03)
Weighted average number of common shares outstanding	21,403,979	21,403,979

The accompanying notes are an integral part of these financial statements.
(2)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the three	For the three
	month period	month period
	ended 28	ended 28
	February 2011	February 2010
	$	$

Cash flows used in operating activities
Net loss for the period	(680,309)	(638,741)
Adjustments to reconcile loss to net cash used by operating activities
Accretion	5,983	-
Amortization of property, plant and equipment	4,408	19,353
Petroleum depletion, depreciation and amortization	226,336	-
Stock-based compensation	209,870	10,513
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	28,359	103,428
(Increase) decrease in prepaid expenses	30,392	17,484
Increase (decrease) in accounts payable and accrued liabilities	(39,231)	(212,019)

	(214,192)	(699,982)

Cash flows used in investing activities
Purchase of petroleum interests	(525,000)	-

Increase (decrease) in cash and cash equivalents	(739,192)	(699,982)

Cash and cash equivalents, beginning of period	9,456,219	14,700,318

Cash and cash equivalents, end of period	8,717,027	14,000,336

Supplemental Disclosures with Respect to Cash Flows (Note 13)

The accompanying notes are an integral part of these financial statements.
(3)

Alberta Star Development Corp.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

			Contributed
			surplus and			Deficit
			share		Accumulated	accumulated
			subscriptions		other	during the	Total
	Number of		received in		comprehensive	exploration	shareholders’
	shares issued	Share capital	advance	Warrants	income	stage	equity
		$	$	$	$	$	$

Balance at 30 November 2007	20,907,312	38,000,821	9,215,360	2,902,233	-	(27,359,970)	22,758,444
Stock options exercised ($1.00 per share)	30,000	43,919	(13,919)	-	-	-	30,000
Warrants expired	-	-	2,508,552	(2,508,552)	-	-	-
Agent compensation warrants expired	-	-	393,681	(393,681)	-	-	-
Stock-based compensation	-	-	548,070	-	-	-	548,070
Provision for flow-through liability (Notes 8 and 12)	-	(739,687)	-	-	-	-	(739,687)
Net loss for the year	-	-	-	-	-	(6,489,209)	(6,489,209)

Balance at 30 November 2008	20,937,312	37,305,053	12,651,744	-	-	(33,849,179)	16,107,618

Flow-through shares issued – cash ($0.75 per unit) (Note 10)	466,667	350,000	-	-	-	-	350,000
Warrants granted	-	(131,064)	-	131,064	-	-	-
Share issue costs – cash paid	-	(21,497)	-	-	-	-	(21,497)
Stock-based compensation (Note 11)	-	-	539,159	-	-	-	539,159
Provision for flow-through liability (Notes 8 and 12)	-	(104,590)	-	-	-	-	(104,590)
Net loss for the year	-	-	-	-	-	(3,364,852)	(3,364,852)

Balance at 30 November 2009	21,403,979	37,397,902	13,190,903	131,064	-	(37,214,031)	13,505,838

Stock-based compensation (Note 11)	-	-	40,305	-	-	-	40,305
Net loss for the year	-	-	-	-	-	(2,006,658)	(2,006,658)

Balance at 30 November 2010	21,403,979	37,397,902	13,231,208	131,064	-	(39,220,689)	11,539,485

Stock-based compensation (Note 11)	-	-	209,870	-	-	-	209,870
Warrants expired	-	-	131,064	(131,064)	-	-	-
Net loss for the period	-	-	-	-	-	(680,309)	(680,309)

Balance at 28 February 2011	21,403,979	37,397,902	13,572,142	-	-	(39,900,998)	11,069,046

The accompanying notes are an integral part of these financial statements.
(4)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 1 – Summary of Mineral Properties Expenditures
(Expressed in Canadian Dollars)

	For the three	For the three
	month period	month period
	ended 28	ended 28
	February	February
	2011	2010
	$	$

Exploration operating expenses
Amortization	-	14,219
Camp costs and field supplies	675	225
Claim maintenance and permitting	4,749	4,739
Geology and engineering	-	18,009

	5,424	37,192

Details on Mineral Properties Expenditures (Note 7)

The accompanying notes are an integral part of these financial statements.
(5)

Alberta Star Development Corp.
(An Exploration Stage Company)
Schedule 2 – General and Administrative Expenses
(Expressed in Canadian Dollars)

	For the three	For the three
	month period	month period
	ended 28	ended 28
	February	February
	2011	2010
	$	$

Advertising and promotion	78,077	12,719
Amortization	4,408	5,134
Automotive	1,271	1,222
Bank charges and interest	406	115
Consulting fees	37,000	100,525
Directors fees (Note 9)	3,000	54,000
Filing and financing fees	13,661	25,333
Legal and accounting (Note 9)	16,500	29,947
Management fees (Note 9)	-	65,000
Meals and entertainment	12,659	22,209
Office and miscellaneous	11,451	27,151
Rent and utilities	11,695	11,928
Salaries and benefits (Note 9)	142,494	130,626
Secretarial fees (Note 9)	-	15,000
Stock-based compensation (Note 11)	209,870	10,513
Telephone and internet	2,796	2,359
Transfer fees and shareholder information	33,000	104,092
Travel	20,182	4,361

	598,470	622,234

The accompanying notes are an integral part of these financial statements.
(6)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

1.	Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral and oil and gas properties. The recoverability of the amounts expended by the Company on acquiring and exploring mineral and oil and gas properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 28 February 2011 and for the period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $680,309 for the period ended 28 February 2011 (28 February 2010 - $638,741) and has working capital of $7,267,035 at 28 February 2011 (30 November 2010 - $8,025,748).

The Company had cash and cash equivalents of $8,717,027 at 28 February 2011 (30 November 2010 -$9,456,219), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. However, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2011. However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

On 11 March 2010, the Company consolidated its share capital on a one new common share without par value for every five existing common shares without par value basis. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation (Note 10).

2.	Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Outlined below are those policies considered particularly significant.

(7)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Field equipment	20%
Office equipment	20%

Amortization of assets used in exploration is expensed to mineral properties expenditures.

Mineral properties and deferred exploration costs

Mineral exploration costs and option maintenance payments are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property, deferred exploration costs and option maintenance payments are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(8)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Revenue recognition and costs of goods sold

Revenue from the production of crude oil and natural gas is recognized when title passes to the customer, delivery has taken place and collection is reasonably assured. The Company assesses customer creditworthiness, both before entering into contracts and throughout the revenue recognition process.

Revenue as reported represents the Company’s share and is presented before royalty payments to governments and other mineral interest owners.

Related costs of goods sold are comprised of production; transportation and blending; and depletion, depreciation and amortization expenses. These amounts have been separately presented in the statements of loss, comprehensive loss and deficit.

Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas operations whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized. These costs include land acquisition costs, geological and geophysical expenses, the costs of drilling both productive and non-productive wells, directly related overhead and estimated abandonment costs. Proceeds from the disposal of properties are deducted from the full cost pool without recognition of a gain or loss unless such a sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes before royalties in relation to total estimated proved reserves as determined annually by independent engineers and determined in accordance with National Instrument 51-101. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proved undeveloped reserves. The costs of acquiring and evaluating unproved properties are excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Ceiling test

The Company reviews the carrying amount of its petroleum and natural gas properties relative to their recoverable amount at each annual balance sheet date or more frequently if circumstances or events indicate impairment may have occurred. The recoverable amount is calculated as the undiscounted cash flow from the properties using proved reserves and expected future prices and costs. If the carrying amount of the properties exceeds their recoverable amount, an impairment loss is recognized in depletion and depreciation expense equal to the amount by which the carrying amount of the properties exceeds their fair value. Fair value is calculated as the cash flow from those properties using proved and probable reserve and expected future prices and costs, discounted at a risk-free interest rate.

(9)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Asset retirement obligations

Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets. The Company recognizes the present value of an asset retirement obligation in the period in which it is incurred and when its fair value can be reasonably estimated. The estimated fair value of asset retirement costs are capitalized as part of the related long-lived asset and depreciated on the same basis as the underlying asset. The asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense, and for revisions to the timing or the amount of the estimated liability. Actual costs incurred are charged against the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred and the liability are recognized in earnings when reclamation of the field is completed.

Stock-based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date. Any consideration received from the exercise of stock options is credited to share capital. This section is only applicable to transactions that occurred on or after 1 December 2002.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the periods presented, this calculation proved to be anti-dilutive.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is determined using a discounted cash flow analysis.

(10)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Flow-through common shares

The Company has financed a portion of its exploration activities through the issuance of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC 146, “Flow-through Shares”. The application of EIC 146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. The recommendations apply to all flow-through share transactions initiated after 19 March 2004.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. As at 30 November 2010, the Company’s net future income tax assets are fully offset by a valuation allowance.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from these estimates.

(11)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Financial Instrument Standards

Financial Assets and Financial Liabilities

Financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

(12)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after 1 January 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of fiscal 2012, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at the 1 December 2010 transition date.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The following is a summary of the accounting model the Company elected to apply to each of its significant categories of financial instruments:

Cash and cash equivalents	Held-for-trading
Amounts receivable	Loans and receivables
Accounts payable	Other liabilities

The CICA Handbook Section 3862, “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value. The three levels are defined as follows:

Level 1:	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2:	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3:	inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cash and cash equivalents would be Level 1 fair value.

(13)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions. As at 28 February 2011, amounts receivable were comprised of Harmonized Sales Tax receivable of $34,675 (2009 - $15,810), interest earned on the Company’s redeemable short-term investment of $Nil (2009 - $110,055) and petroleum revenue receivable of $212,355 (2009 - $Nil). As a result, credit risk is considered insignificant.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

c)	Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following tables provide an indication of the Company’s significant foreign currency exposures during the period ended 28 February 2011 and 30 November 2010:

	28 February	30 November
	2011	2010

Cash and cash equivalents	US$ 1,502,881	US$ 1,501,979

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

A 1% change in Canadian/US foreign exchange rate at period end would have changed the net loss of the Company, assuming that all other variables remained constant, by approximately $15,029 for the period ended 28 February 2011.

(14)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

d)	Interest Risk

The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment. Changes in market interest rates affect the fair market value of the cash and cash equivalents. However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

A 1% change in short-term rates would have changed the interest income and net loss of the Company, assuming that all other variables remained constant, by approximately $343 for the period ended 28 February 2011.

e)	Commodity Price Risk

The Company is in the exploration stage and is not subject to commodity price risk.

4.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	28 February	30 November
	2011	2010
	$	$
Harmonized Sales Tax receivable	24,435	34,675
Petroleum revenue receivable	194,237	212,355
	218,672	247,030

5.	Property, Plant and Equipment

	28 February 2011			30 November 2010
		Accumulated			Accumulated
		depletion,			depletion,
		depreciation			depreciation
		and	Net book		and	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Petroleum and natural gas properties	4,476,990	389,058	4,087,932	3,951,989	162,722	3,789,267
Computer equipment	60,749	40,391	20,358	60,749	38,740	22,009
Equipment	58,720	37,947	20,773	58,720	36,859	21,861
Furniture and fixtures	67,205	35,494	31,711	67,205	33,825	33,380

	4,663,664	502,890	4,160,774	4,138,663	272,146	3,866,517

On 9 August 2010, the Company closed an asset purchase with Western Plains Petroleum Ltd. (“Western Plains”) pursuant to which the Company acquired an undivided 50% interest in all of Western Plains’ oil and natural gas interests located in the Lloydminster/Maidstone areas of Saskatchewan and the

(15)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Lloydminster area of Alberta (the “Western Plains Assets”) for the cash purchase price of $1.7 million, having an effective date of 1 July 2010. An asset retirement obligation of $220,682 has been recognized as part of the acquisition (Note 6).

On 26 August 2010, the Company completed a further oil & gas asset purchase with Western Plains pursuant to which the Company acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, having an effective date of 1 July 2010. An asset retirement obligation of $124,548 has been recognized as part of the acquisition (Note 6).

On 15 October 2010, the Company announced it has entered into a sub-participation agreement with Arctic Hunter Uranium Inc. (“Arctic Hunter”), a company with directors in common. Under the agreement, Arctic Hunter has agreed to a 100% participation interest in two (2) test wells by 31 October 2010. The Company holds a 50% working interest in the Landrose, Saskatchewan assets which form part of the heavy oil assets acquired on 9 August 2010 from Western Plains. Arctic Hunter must pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn 100% of the Company’s pre-farmout working interest in the Test Wells spacing unit subject to reserving unto the Company a 10% overriding royalty payable by Arctic Hunter on all petroleum and natural gas substances produced therefrom until payout. After payout, the Company shall have the option to either covert to a 25% working interest (being 50% of the Company’s pre-farmout 50% working interest) in the test wells spacing unit or remain in a gross overriding royalty position. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement. Western Plains will be the operator of the test wells.

On 18 November 2010, the Company entered into a participation agreement with Sahara Energy Ltd. (“Sahara Energy”). Under the agreement, the Company has agreed to a 50% participation interest with Sahara Energy in the joint lands. The Company must pay 50% of the cost to drill, complete and equip or abandon the test wells to earn a 50% working interest in the test well spacing unit and joint lands subject to reserving unto Sahara Energy a 15% overriding royalty payable by the Company on all petroleum and natural gas substances produced therefrom until payout. After payout, Sahara Energy shall have the option to either convert to a 25% working interest (being 50% of Sahara Energy’s pre-farmout 50% working interest) in the test well spacing unit and joint lands or remain in a gross overriding royalty position.

On 19 November 2010, the Company entered into an agreement with Western Plains Petroleum Ltd. to acquire a 50% undivided interest each in petroleum and natural gas rights from Triwest Exploration Inc. for a purchase price of $41,510 each.

On 6 December 2010, the Company acquired petroleum and natural gas rights on a 160 acre parcel of undeveloped lands in the Lloydminster heavy oil region from the Saskatchewan Crown Land Sale.

(16)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

No general and administrative expenses were capitalized for the period ended 28 February 2011. There is no unproven land excluded from the depletion calculation. Future development costs of $888,679 were included in the depletion calculation.

The Company performed the ceiling test at 30 November 2010 resulting in undiscounted cash flows from proved reserves and the undeveloped properties exceeding the carrying value of oil and gas assets. No impairment in oil and gas assets was identified as at 28 February 2011.

In calculation the ceiling test, the Company used a risk-free rate of 7% and benchmark prices adjusted for quality and transportation at 30 November 2010 as follows:

Year	Alberta	Saskatchewan
	Heavy Crude Oil	Heavy Crude Oil
	($Cdn/STB)	($Cdn/STB)
2010	66.52	72.44
2011	72.98	78.02
2012	75.65	80.88
2013	79.21	84.68
2014	81.88	87.53
2015	84.54	90.39
2016	86.32	92.29
2017	88.10	94.19
2018	89.88	96.09
2019	91.70	98.03
2020	93.55	100.01
Percentage increase each year after 2020	2.0%	2.0%

6.	Asset Retirement Obligations

The Company’s assets retirement obligations consist of abandonment and restoration costs related to its oil and natural gas properties. The present value of the estimated obligations is $358,763 (30 November 2010 -$352,780) using a discount rate at which cash flows have been discounted by 7%.

The undiscounted inflated abandonment and restoration cost obligation at 28 February 2011 is $817,827 (30 November 2010 - $817,827) and the estimated cash flows will occur between 2013 to 2038. An accretion expense component of $5,983 (30 November 2010 - $7,550) has been charged to operations to reflect an increase in the carrying amount of the asset retirement obligations and will be funded from general corporate resources at that time of the retirement.

(17)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties:

	28 February	30 November
	2011	2010
	$	$
Asset retirement obligations, beginning of year	352,780	-
Liabilities acquired	-	345,230
Accretion	5,983	7,550

Asset retirement obligations, end of period	358,763	352,780

(18)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

7.	Mineral Properties

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase the NSR for a one-time payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,563.76 ha (26,103.52 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the period ended 28 February 2011 consists of amortization of $Nil (2010 - $12,582, cumulative - $322,489), assaying and geochemical of $Nil (2010 -$Nil, cumulative - $413,031), camp costs and field supplies of $675 (2010 - $225, cumulative -$1,555,037), claim maintenance and permitting of $4,749 (2010 - $4,739, cumulative - $93,362), community relations of $Nil (2010 - $Nil, cumulative - $215,000), drilling of $Nil (2010 - $Nil, cumulative - $3,318,148), equipment rental of $Nil (2010 - $Nil, cumulative - $200,831), geology and engineering of $Nil (2010 - $6,273, cumulative $680,644), geophysics of $Nil (2010 - $Nil, cumulative $16,643), orthophotography of $Nil (2010 - $Nil, cumulative $199,451), staking and line cutting of $Nil (2010 - $Nil, cumulative $339,160), surveying of $Nil (2010 - $Nil, cumulative $1,473,493), transportation and fuel of $Nil (2010 - $Nil, cumulative - $4,938,609), wages, consulting and management fees of $Nil (2010 - $Nil, cumulative - $4,545,567), write down of field equipment of $Nil (2010 - $Nil, cumulative - $209,831) and acquisition of mineral property interests of $Nil (2010 – $Nil, cumulative - $132,000).

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totaling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims for the period ended 28 February 2011 consists of amortization of $Nil (2010 - $1,637, cumulative - $33,444), assaying and geochemical of $Nil (2010 - $Nil, cumulative - $197,313), camp costs and field supplies of $Nil (2010 - $Nil, cumulative - $383,489), claim maintenance and permitting of $Nil (2010 - $Nil, cumulative - $20,648), community relations of $Nil (2010 - $Nil, cumulative - $21,472), drilling of $Nil (2010 - $Nil, cumulative - $758,681), equipment rental of $Nil (2010 - $Nil, cumulative - $58,038), geology and engineering of $Nil (2010 - $Nil, cumulative $69,879), metallurgical studies of $Nil (2010 - $Nil, cumulative $62,977), orthophotography of $Nil (2010 - $Nil, cumulative $25,522), staking and line cutting of $Nil (2010 - $Nil, cumulative $88,335), surveying of $Nil (2010 - $Nil, cumulative $17,309), transportation and fuel of $Nil (2010 - $Nil, cumulative -$5,029,890), wages, consulting and management fees of $Nil (2010 - $Nil, cumulative - $840,723), write down of field equipment of $Nil (2010 - $Nil, cumulative - $11,039) and acquisition of mineral property interests of $Nil (2010 – $Nil, cumulative - $102,000).

(19)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,820.56 ha (4,498.68 acres) (the “Port Radium –Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Port Radium – Crossfault Lake Mineral Claims for the period ended 28 February 2011 consists of claim maintenance and permitting of $Nil (2010 - $Nil, cumulative - $682), transportation and fuel of $Nil (2010 - $Nil, cumulative - $817), wages, consulting and management fees of $Nil (2010 - $Nil, cumulative - $16,258), acquisition of mineral property interests of $Nil (2010 - $Nil, cumulative - $357,000) and recovery of mineral property costs of $Nil (2010 - $Nil, cumulative - $12,645).

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

Expenditures related to the Eldorado Uranium Mineral Claims for the period ended 28 February 2011 consists of claim maintenance and permitting of $Nil (2010 - $Nil, cumulative - $1,052) and acquisition of mineral property interests of $Nil (2010 - $Nil, cumulative - $20,000).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totaling 6,305.22 ha (15,580.48 acres).

Expenditures related to the North Contact Lake Mineral Claims for the period ended 28 February 2011 consists of camp costs and field supplies of $Nil (2010 - $Nil, cumulative - $1,034), drilling of $Nil (2010 -$Nil, cumulative - $353,182), transportation and fuel of $Nil (2010 - $Nil, cumulative - $9,606), wages, consulting and management fees of $Nil (2010 - $Nil, cumulative - $13,012) and acquisition of mineral property interests of $Nil (2010 - $Nil, cumulative - $257,500).

(20)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.

During the year ended 30 November 2009, fourteen claims were allowed to lapse. The Eldorado South Uranium Project now consists of sixteen mineral claims totaling 11,281.85 ha (27,878.62 acres).

Expenditures related to the Eldorado South Uranium Mineral Claims for the period ended 28 February 2011 consists of camp costs and field supplies of $Nil (2010 - $Nil, cumulative - $27,967), claim maintenance and permitting of $Nil (2010 – $Nil, cumulative - $17,153), community relations and government $Nil (2010 - $Nil, cumulative - $3,555), equipment rental of $Nil (2010 - $Nil, cumulative - $2,623), geology and engineering of $Nil (2010 - $Nil, cumulative - $301,883), geophysics of $Nil (2010 - $nil, cumulative $3,000), staking and line cutting of $Nil (2010 - $Nil, cumulative $415,099), transportation and fuel of $Nil (2010 - $Nil, cumulative - $176,011) and wages, consulting and management fees of $Nil (2010 - $Nil, cumulative - $278,323).

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totaling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT. The Longtom Property is registered 100% in the name of the Company.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company. The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

(21)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”). On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

Expenditures related to the Longtom Property for the period ended 28 February 2011 consists of assaying and geochemical of $Nil (2010 - $Nil, cumulative - $335), camp costs and field supplies of $Nil (2010 -$Nil, cumulative - $147,024), claim maintenance and permitting of $Nil (2010 - $Nil, cumulative - $3,572), drilling of $Nil (2010 - $Nil, cumulative - $210,057), geology and engineering of $Nil (2010 - $Nil, cumulative - $418,998), transportation and fuel of $Nil (2010 - $Nil, cumulative - $322,529), wages, consulting and management fees of $Nil (2010 - $Nil, cumulative - $200,899), recovery of mineral property costs of $Nil (2010 - $Nil, cumulative - $52,497), sale of mineral property interests of $Nil (2010 - $Nil, cumulative - $55,000) and write-off of mineral properties and related costs of $Nil (2010 - $Nil, cumulative - $220,552).

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 710.67 ha (1,756.10 acres) mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 40,000 common shares of the Company valued at $56,000.

During the period ended 28 February 2011, the Company has not done any work and has not budgeted for any in 2011.

Expenditures related to the Longtom Property Target 1 for the period ended 28 February 2011 consists of geology and engineering of $Nil (2010 - $Nil, cumulative - $2,103), wages, consulting and management fees of $Nil (2010 - $Nil, cumulative - $21,648), acquisition of mineral property interests of $Nil (2010 -$Nil, cumulative - $71,000) and recovery of mineral property costs of $Nil (2010 - $Nil, cumulative -$3,530).

(22)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	Cumulative
	amounts from	For the period	For the period
	inception to 28	ended 28	ended 28
	February 2011	February 2011	February 2010
	$	$	$

General cash payments related to mineral property option agreements	45,000	-	-

Cash reimbursements of mineral property expenditures related to mineral properties	1,032,095	-	-

Shares received – 200,000 common shares of Max Resource Corp.	82,000	-	-

	1,159,095	-	-

8.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 28 February 2011 is $639,445 (2010 - $639,893) related to Part XII.6 tax on funds raised by the Company on flow-through share offerings (Note 12).

Included in the accounts payable and accrued liabilities at 28 February 2011 is $739,687 (2010 - $739,687) related to the estimated costs to the Company for amending its flow-through filings (Note 12).

(23)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

9.	Related Parties Transactions

During the period ended 28 February 2011, the Company entered into the following transactions with related parties:

i.	Paid or accrued secretarial fees of $Nil (28 February 2010 - $15,000) to an individual related to a director of the Company.

ii.	Paid or accrued accounting fees of $16,500 (28 February 2010 – $26,500) to a company controlled by the chief financial officer of the Company.

iii.	Paid or accrued management fees of $Nil (28 February 2010 - $50,000) to a company controlled by a director of the Company.

iv.	Paid or accrued management fees of $1,000 (28 February 2010 - $18,000) to a company controlled by a director of the Company.

v.	Paid or accrued directors fees of $Nil (28 February 2010 - $15,000) to a company controlled by a director of the Company.

vi.	Paid or accrued directors fees of $1,000 (28 February 2010 - $18,000) to a director of the Company.

vii.	Paid or accrued directors fees of $1,000 (28 February 2010 - $18,000) to a director of the Company.

viii.	Paid or accrued salaries and benefits of $142,494 (28 February 2010 - $130,626) to employees who are directors and/or officers of the Company.

Included in accounts payable and accrued liabilities as at 28 February 2011 is $134,721 (2010 - $Nil) payable to a company related to the Company by way of management and directors in common.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements. It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

(24)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

10.	Share Capital

Authorized share capital consists of an unlimited number of voting common shares. Authorized share capital also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

On 11 March 2010, the Company consolidated its share capital on a one new common share without par value for every five existing common shares without par value basis. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation (Note 1).

Share capital transactions of the Company during the period ended 28 February 2011 and the year ended 30 November 2010 are summarized as follows:

i.	On 8 December 2010, the Company granted 910,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $0.48 per share expiring 7 December 2012.

ii.	On 12 December 2010, a total of 466,667 share purchase warrants with an exercise price of $0.90 per share expired.

iii.	During the year ended 30 November 2010, a total of 575,000 stock options with an exercise price of $4.25 per share expired.

iv.	During the year ended 30 November 2010, a total of 145,000 stock options with an exercise price of $1.75 per share were cancelled.

v.	During the year ended 30 November 2010, a total of 20,000 stock options with an exercise price of $5.00 per share were cancelled.

vi.	During the year ended 30 November 2010, a total of 120,000 stock options with an exercise price of $1.00 per share were cancelled.

(25)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange. Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company. The exercise price for options granted under the plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange and options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the cessation of services.

The following incentive stock options were outstanding at 28 February 2011:

	Exercise	Number	Remaining
	price	of options	contractual life (years)
	$

Options	1.75	410,000	0.42
	1.00	670,000	3.34
	1.00	100,000	3.68
	0.48	910,000	1.79

		2,090,000

The following is a summary of stock option activities during the periods ended 28 February 2011 and 30 November 2010:

		Weighted
		average
	Number of	exercise
	options	price
		$
Outstanding and exercisable at 1 December 2009	2,040,000	2.15

Granted	-	-
Exercised	-	-
Expired / Cancelled	(860,000)	3.32

Outstanding and exercisable at 30 November 2010	1,180,000	1.26

Weighted average fair value of options granted during the year		-

(26)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

		Weighted
		average
	Number of	exercise
	options	price
		$
Outstanding and exercisable at 1 December 2010	1,180,000	1.26

Granted	910,000	0.48
Exercised	-	-
Expired / Cancelled	-	-

Outstanding and exercisable at 28 February 2011	2,090,000	0.92

Weighted average fair value of options granted during the period		0.26

Warrants

There were no share purchase warrants outstanding at 28 February 2011.

The following is a summary of warrant activities during the periods ended 28 February 2011 and 2009:

Weighted
average
	Number of	exercise
	warrants	price
$
Outstanding and exercisable at 1 December 2009	466,667	0.90

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 30 November 2010	466,667	0.90

Weighted average fair value of warrants granted during the year		-

(27)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

Weighted
average
	Number of	exercise
	warrants	price
$
Outstanding and exercisable at 1 December 2010	466,667	0.90

Granted	-	-
Exercised	-	-
Expired	(466,667)	0.90

Outstanding and exercisable at 28 February 2011	-	-

Weighted average fair value of warrants granted during the period		-

The weighted average grant date fair value of warrants issued during the period ended 28 February 2011, amounted to $Nil per warrant (2009 - $0.28 per warrant). The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2010	2009	2008

Risk free interest rate	-	0.78%	-
Expected life	-	2.0 years	-
Annualized volatility	-	108.25%	-
Expected dividends	-	-	-

11.	Stock-Based Compensation

During the year ended 30 November 2009, the Company granted 100,000 stock options to consultants of the Company to purchase common shares of the Company for proceeds of $1.00 per common share expiring 3 November 2014. A total of 100,000 of these stock options vest on the following dates (Note 10):

Vesting Date	Number of options

4 March 2010	25,000
4 June 2010	25,000
4 September 2010	25,000
4 December 2010	25,000
100,000

(28)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

During the year ended 30 November 2009, the Company granted 790,000 stock options to employees, directors and consultants of the Company to purchase common shares of the Company for proceeds of $1.00 per common share expiring 2 July 2014. A total of 720,000 of these stock options vested on the grant date of 3 July 2009. A total of 70,000 of these stock options granted to consultants of the Company vest on the following dates (Note 10):

Vesting Date	Number of options

3 November 2009	17,500
3 February 2010	17,500
3 May 2010 (cancelled 31 March 2010)	17,500
3 August 2010 (cancelled 31 March 2010)	17,500

70,000

The fair value of the options which vested in the year, estimated using the Black-Scholes model, was $40,305 (30 November 2009 - $539,159). This amount has been expensed as stock-based compensation with a corresponding increase in contributed surplus.

During the period ended 28 February 2011, the Company granted 910,000 stock options to employees, directors and consultants of the Company to purchase common shares of the Company for proceeds of $0.48 per common share expiring 7 December 2012. A total of 810,000 of these stock options vested on the grant date of 8 December 2010. A total of 100,000 of these stock options granted to consultants of the Company vest on the following dates (Note 10):

Vesting Date	Number of options

8 March 2011	25,000
8 June 2011	25,000
8 September 2011	25,000
8 December 2011	25,000

100,000

The fair value of the options which vested in the period, estimated using the Black-Scholes model, was $209,871 (30 November 2010 - $40,305). This amount has been expensed as stock-based compensation with a corresponding increase in contributed surplus.

(29)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

The following assumptions were used for the Black-Scholes valuation of stock options granted and vested during the year:

	2011	2010	2009

Risk free interest rate	1.66%	2.52%	2.29%
Expected life	2.0 years	5.0 years	4.7 years
Annualized volatility	102.65%	105.75%	107.04%
Expected dividends	-	-	-

Effective 10 October 2008, the Board of Directors has approved and adopted a shareholders rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009. The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares. The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares. It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints. In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

(30)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

12.	Commitments and Other Obligations

i.	On 1 April 2006, the Company entered into a five year lease for premises with the following lease payments to the expiration of the lease on 1 March 2011:

$

2011 (expired in 1 March 2011)	10,725
2012	-
2013	-
2014	-
2015	-

Total	10,725

ii.	The Company has certain obligations related to the amendments of its flow-through filings (Note 8).

13.	Supplemental Disclosures with Respect to Cash Flows

Cash and cash equivalents comprise the following:

	28 February	30 November
	2011	2010
	$	$

Cash on hand and balance in bank	2,229,306	2,901,643
Short term deposits(i)	5,027,823	5,012,644
US$ account(ii)	1,459,898	1,541,932

	8,717,027	9,456,219

(i)	Short term deposits include investments that are cashable after 30 days without penalty, with interest rate guarantees extending up to one year.

(ii)	$1,459,898 (US$ 1,502,881) (30 November 2010 - $1,541,932 (US$ 1,501,979)) held in a US $ bank account.

(31)

Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

14.	Segmented Information

The Company’s business activity is acquiring and exploring mineral and oil and gas properties. These activities are carried out in Canada, specifically British Columbia, Alberta, Saskatchewan and Northwest Territories.

The breakdown by geographic area for the period ended 28 February 2011 is as follows:

	British	Alberta /	Northwest
	Columbia	Saskatchewan	Territories	Total
	$	$	$	$

Net income (loss)	(664,855)	(10,030)	(5,424)	(680,309)

Current assets	8,941,447	-	-	8,941,447
Property, plant and equipment	77,250	4,083,524	-	4,160,774

Total assets	9,018,697	4,083,524	-	13,102,221

The breakdown by geographic area for the year ended 30 November 2010 is as follows:

	British	Alberta /	Northwest
	Columbia	Saskatchewan	Territories	Total
	$	$	$	$

Net income (loss)	(1,659,944)	(22,073)	(324,641)	(2,006,658)

Current assets	9,739,388	-	-	9,739,388
Property, plant and equipment	77,250	3,789,267	-	3,866,517

Total assets	9,816,638	3,789,267	-	13,605,905

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Alberta Star Development Corp.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
28 February 2011

15.	Capital Management

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, warrants and deficit. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended 28 February 2011. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products.

16.	Subsequent Events

The following subsequent events occurred from the date of the period ended 28 February 2011 to the date the interim financial statements were available to be issued on 29 April 2011:

i.

On 8 March 2011, the Company established a $1.1 million credit facility agreement with a Canadian chartered bank, consisting of a revolving operating facility of $800,000 with an interest rate of bank prime plus 1.5%, and a non-revolving acquisition and development facility of $300,000 with an interest rate of bank prime plus 2.0%. The Company has not yet drawn on either credit facility.

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